

July 14, 2015

Terry McNew
Chief Executive Officer
MCBC Holdings, Inc.
100 Cherokee Cove Drive
Vonore, TN 37885

> **Re: MCBC Holdings, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed July 7, 2015**
> **File No. 333-203815**

Dear Mr. McNew:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 2, 2015 letter.

General

1. We note your response to our prior comment 1. Please file a consent for Mr. Campion. Please refer to Rule 438 under the Securities Act of 1933.

Part II, Item 15. Recent Sales of Unregistered Securities, page II-2

2. Please indicate the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed. Please refer to Item 701 of Regulation S-K.

   You may contact Melissa Gilmore at (202) 551-3777 or Andrew Mew at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3469 with any other questions.

          Sincerely,

          /s/ Justin Dobbie

          Justin Dobbie
          Legal Branch Chief

cc: Kirk A. Davenport II, Esq.